Fensens, Inc.
Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

July 6, 2016 (Inception)

FENSENS, INC.

TABLE OF CONTENTS



To the Board of Directors
Fensens, Inc.
Dover, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Fensens, Inc. (the "Company") as of July 6, 2016 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 25, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FENSENS, INC.
BALANCE SHEET (UNAUDITED)
As of July 6, 2016 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity		
Common Stock, $0.00001 par, 10,000,000 shares authorized, 0 and 0 issued and outstanding, respectively as of July 6, 2016 (inception)		-
Additional paid-in capital		12,124
Accumulated deficit		(12,124)
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

NOTE 1: NATURE OF OPERATIONS

Fensens, Inc. (the "Company"), is a corporation organized July 6, 2016 under the laws of Delaware. The Company sells aftermarket fender-based sensor and imaging products to promote safety for drivers.

As of July 6, 2016 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Expenses of $12,124 were incurred prior to inception on the Company's behalf, and were contributed by the founder. Such expenses are reflected in the Company's accumulated deficit on the balance sheet as of the July 6, 2016 inception date.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of July 6, 2016 (inception).

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock as of July 6, 2016 (inception). As of July 6, 2016 (inception) no shares were issued or outstanding.

Subsequent to July 6, 2016, on January 13, 2017, the Company amended and restated its articles of incorporation to authorize 30,000,000 shares of $0.00001 par value common stock.

Subsequent to July 6, 2016, the Company issued stock to various parties, as described in Note 6.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Stock Issuances

On July 20, 2016, the Company issued 5,000,000 shares of common stock to its Chief Executive Officer and President at $0.00001 per share, for total proceeds of $50. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 5,000,000 shares, 800,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter.

On July 20, 2016, the Company issued 3,000,000 shares of common stock to its Secretary at $0.00001 per share, for total proceeds of $30. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 3,000,000 shares, 1,000,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter.

On July 20, 2016, the Company issued 2,000,000 shares of common stock to a consultant at $0.00001 per share, for total proceeds of $20. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 2,000,000 shares, 500,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter

On October 2, 2016, a consultant ceased services to the Company, and the Company repurchased 750,000 shares from the Consultant for $7.50.

On November 15, 2016, the Company's stockholders terminated a member of the Board of Directors, resulting in the repurchase of 1,000,000 shares of common stock for $10.

On January 24, 2017 the Company issued an additional 8,745,000 shares of common stock to its Chief Executive Officer and President at $0.00001 per share, for total proceeds of $87. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the one-month anniversary of this agreement 75% of these shares will vest and 1/12 of the shares will vest monthly thereafter. On January 24, 2017 the Company issued 4,250,000 shares of common stock to to a member of the Board of Directors at $0.00001 per share, for total proceeds of $43. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter

On January 24, 2017 the Company issued a total of 2,505,000 shares of common stock to various consultants at $0.00001 per share, for total proceeds of $25. These issuances were conducted under the terms of restricted stock purchase agreements and are subject to vesting terms under such agreements, which provide the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the twelve-month anniversary of each of these agreements, 25% of these shares will vest, and 1/48 of the shares will vest monthly thereafter.

On January 24, 2017 the Company issued 500,000 shares of common stock to a consultant at $0.00001 per share, for total proceeds of $5. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the one month anniversary of this agreement, 80% of these shares will vest, and 1/60 of the shares will vest monthly thereafter.

On January 24, 2017, the Company issued a total of 1,000,000 shares of common stock at a price of $0.0001 per share to two consultants for total proceeds of $100.

Capital Structure

On January 13, 2017, the Company amended and restated its articles of incorporation to authorize 30,000,000 shares of $0.00001 par value common stock.

Management's Evaluation

Management has evaluated subsequent events through January 25, 2017 the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.